American First Financial, Inc.
639 Cleveland Street Suite 340
Clearwater FL 33755

April 2, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Michael Clampitt, Senior Attorney

Re:          Withdrawal of Registration Statement on Form 10
Filed February 6, 2009
File No. 000-53578

Dear Mr. Clampitt:

American First Financial, Inc. hereby requests the immediate withdrawal of the above-referenced registration statement.

The registration statement has not yet been declared effective. The registration statement is being withdrawn in light of the Staff’s letter of March 23, 2009, in order to avoid automatic effectiveness of the registration statement prior to addressing the Staff’s comments.

Please contact Michael T. Williams, Esq., Williams Law Group, P.A., 813.831.9348 with any questions.

/s/ J. R. Stirling
J. R. Stirling, President